February 19, 2003

04010295

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 011/2004 and CP-AIS 012/2004**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2004 regarding issuance the Employee Stock Option Plan (ESOP) Grant III, Dividend Payment and schedule of the Annual General Meeting of Shareholders for the year 2004.

  Date: February 19, 2004

  Subject: Submission of audited consolidate and company financial statements for the year ended 31 December 2003 and explanation of differences of operating result between 2003 and 2002 is over 20 percent

  Date: February 19, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

3/4

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 19, 2004

CP-AIS 011/2004

February 19, 2004

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2004 regarding issuance the Employee Stock Option Plan (ESOP) Grant III, Dividend Payment and schedule of the Annual General Meeting of Shareholders for the year 2004.

To: The President
The Stock Exchange of Thailand

Attachments: 1. Detail of the Employee Stock Option Plan Grant III
2. Capital Increase Form
3. Information of Memorandum on Connected Transaction in relation to Advertising Fees and SAP Computer System Service Agreements

The Board of Directors of Advanced Info Service Public Company Limited (the Company) resolved in the meeting No. 2/2004 held on February 19, 2004 at the Board Room, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2004 held on January 21, 2004.

2. Approved the balance sheet, statement of income and cash flow statements for the year 2003 ended December 31, 2003.

3. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant III).

   The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

   The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has issued and offered ESOP for the first and the second issuances in 2002 and 2003 respectively

   For the third issuance, the Board of Directors resolved to approve the issuance and offering of warrants of 8,999,500 units to directors, employees and advisors of the Company and the allocation of 8,999,500 ordinary shares, at the par value of Baht 1 each, equivalent to 0.31 percent of the total paid-up capital of the Company, to

reserve for the exercise of the warrants. The detail of the terms and conditions is shown in Attachment 1.

4. Approved the allocation of 8,999,500 new ordinary shares, at the par value of Baht 1 each, from the remaining 2,042.53 million unallocated shares to reserve for the exercise of warrants under the ESOP Grant III.

   Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP Grant II, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or the designated person by the Board of Directors. **(See Capital Increase Report Form)**

5. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors, employees and advisors who are eligible for the warrants of exceeding 5% of the total ESOP Grant III. These directors, employees and advisors are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	914,300	10.16
2. Mrs. Suvimon Kaewkoon	676,000	7.51
3. Ms. Yingluk Shinawatra	676,000	7.51
4. Mr. Vikrom Sripratak	606,400	6.74
5. Mr. Kittsanan Ngamphathipong	537,000	5.97
6. Mrs.Arpattra Sringkarrinkul	487,100	5.41

6. Approved the allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants Grant 1 and 2 due to the entering into terms and conditions of the Prospectus. **(See Capital Increase Report Form)**

   The Board of Directors' Meeting of the Company No. 4/2003 held on August 7, 2003 passed a resolution to approve the interim dividend payment for the first half of year 2003 to shareholders at the rate of two Baht per share.

   Upon the resolution, the Company announced to distribute the dividends in excess of 50% of the net profit after income tax. This affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors, employees, and advisors of the Company (ESOP) Grant I & II, as stated in Clause 2.6 (v) of the Prospectus. The ESOP warrant holders shall not be decreased their rights.

   The new exercise price and new exercise ratio were been effective on in August, 2003. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I & II totaling 125,591 shares, comprising of 78,260 shares for Grant 1 and 47,331 shares for Grant 2.

7. Approved the entering connected transactions between the Company and Shinawatra Information Technology Company Limited and SC Matchbox Company Limited. (See Information of Memorandum on Connected Transaction in relation to Advertising Fees and SAP Computer System Service Agreements)

8. Approved the appointment of directors and determined the directors' remuneration for 2004 as follows;

   8.1 The retiring directors due to cease of their terms are as follows:

- Mrs. Tasanee Manorot
- Mr. Suphadej Poonpipat
- Mr. Boonchoo Direksathapon

8.2 The retiring directors having been re-appointed are as follows:

- Mrs. Tasanee Manorot
- Mr. Suphadej Poonpipat
- Mr. Boonchoo Direksathapon

8.3 The members of the Board of Directors shall be as follows:

- Mr. Paiboon Limpaphayom (Ph.D.)	Chairman of the Board of Directors
- Mr. Boonklee Plangsiri	Director
- Mr. Somprasong Boonyachai	Director
- Mrs.Siripen Sitasuwan	Director
- Mr. Lum Hon Fye *	Director
- Mr. Chow, Wing Keung Lucas	Director
- Mrs. Tasanee Manorot	Director
- Mr. Suphadej Poonpipat	Director
- Mr. Arun Churdboonchart	Director
- Mr. Boonchoo Direksathapon	Director

* The Board of Directors has approved the appointment of Mr. Lim Chuan Poh, the representative director of Singapore Telecom Company, to replace Mr. Lum Hon Fye who resigned from the Company's director to comply with Share Purchase Agreement with effect after registration with Ministry of Commerce.

8.4 The authorized signatories are as follows:

"Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

8.5 Approved the directors' remuneration for the fiscal year 2004 not exceeding of Baht 10,000,000. The determination of directors' remuneration for 2004 will be proposed to the Annual General Meeting of shareholders 2004 for further approval.

9 Approved the dividends payment for the second half of 2003 (July 1 - December 31, 2003) to shareholders at Baht 2.10 each, totaling about Baht 6,167 million. The closing date of register book to determine the right to receive dividend will be on April 5, 2004, at 12.00 noon and the payment date will be on May 20, 2004. Provided that, the treasury stock is not entitled to receive the dividends.

The Company's dividends payment of the entire year 2003 (including the interim dividend payment paid from the operating results in the first haft of 2003 at Baht 2 per share, which is Baht 5,869 million in total) is accounted to be Baht 4.10 per share, or totally about Baht 12,036 million.

10 Approved the appointment of auditors of PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year ended 2004 as follow:

- Mr. Prasan Chuapanich CPA. No.3051
- Ms. Nangnoi Charoenthavesub CPA. No. 3044
- Mrs. Suwannee Bhuripanyo CPA. No. 3371
- Mr. Prasit Yuengsrikul CPA. No. 4174

One of these persons will be responsible for auditing and giving comments on the Company's financial statements. The auditors' remuneration for quarterly and yearly auditing shall not exceed Baht 3.65 million.

11 Approved the holding of the Annual General Meeting of Shareholders on April 23, 2004 at 10.00 a.m. at the Auditorium Room, 19th Floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai Subdistrict, Payathai District, Bangkok. The agenda to be considered and approved in the meeting are as follows;

Agenda 1 Matters to be informed;

Agenda 2 To consider and certify the Minutes of the Annual General Meeting of Shareholders 2003 held on April 29, 2003.;

Agenda 3 To consider and certify the results of operation for the year 2003;

Agenda 4 To consider and approve the balance sheet, statement of income and statement of cash flow for the year 2003 ended December 31, 2003;

Agenda 5 To consider and approve the appointment of directors and determine the directors' remuneration for 2004;

Agenda 6 To consider and approve the appointment of the Company's auditors and determine the auditors' remuneration for the year ended 2004;

Agenda 7 To consider and approve dividend payment to the shareholders for the fiscal year 2003;

Agenda 8 To consider and approve the issuance and offering of warrants of 8,999,500 units to purchase the Company's ordinary shares to directors, employees and advisors of the Company (ESOP Grant III);

Agenda 9 To consider and approve the allocation of 8,999,500 new ordinary shares, at par value of Baht 1 each in order to reserve for the exercise of warrants under the ESOP Grant III;

Agenda 10 To consider and approve the allocation of warrants to directors, employees and advisors who are eligible for the warrants exceeding 5 percent of the ESOP Grant III as follows:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	914,300	10.16
2. Mrs. Suvimon Kaewkoon	676,000	7.51
3. Ms. Yingluk Shinawatra	676,000	7.51

4. Mr. Vikrom Sripratak	606,400	6.74
5. Mr. Kittsanan Ngamphathipong	537,000	5.97
6. Mrs.Arpattra Sringkarrinkul	487,100	5.41

Agenda 11 To consider and approve the allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants Grant 1 and 2 due to the entering into terms and conditions of the Prospectus.

Agenda 12 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for the year 2004 from April 5, 2004 at 12.00 noon until the Annual General Meeting of Shareholder for the year 2004 is adjourned.

Attachment 1

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan - ESOP) Grant III

1. Objectives and necessities of offering securities to directors, employees and advisors of the Company

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants issued and offered in 2002 being 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 Percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 8,467,200 units, implying that 8,467,200ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 Percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in this year 2004 is 8,999,500 units, implying that 8,999,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.31 Percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, and III are equivalent to 1.07 Percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant III as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Second Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	8,999,500 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	8,999,500 shares (at the par value of Baht 1), or 0.31 of the total paid-up shares.

Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next of exercise right.

Second Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.

Third Year — Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month, **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of he Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors, employees or advisors of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment The company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors, Employees and Advisors as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	=	2939,173,381 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	=	8,999,500 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	=	2948,172,881 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	=	99.69 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	2939,173,381shares (at a par value of Baht 1 each)
Number of reserved shares for the exercise of warrant shares to be allocated to directors, employees and advisors	=	8,999,500 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.31 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees and Advisors who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Somprasong Boonyachai Director and Chairman of the Executive Committee - Wireless Communications	914,300	10.16
2. Mrs.Suwimol Kaewkoon Chief Customer Champion & Terminal Business Officer	676,000	7.51
3. Ms. Yingluck Shinawatra President - Wireless Communications	676,000	7.51
4. Mr. Vikrom Sriprataks Chief Technology Officer	606,400	6.74
5. Mr.Kittsanan Ngamphathipong Executive Vice President - Marketing	537,000	5.97
6. Mrs. Arpattra Sringkarrinkul Executive Vice President - Information System Support and Director of Subsidiary	487,100	5.41
7. Mr. Suthichai Cheunchoosil Assistant Vice President – Enterprise Business and Director of Subsidiary	90,800	1.01

Note: *The amount of warrants to be issued and offered will be 8,999,500 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. <u>List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants</u>

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Unit)</th><th>Percent of Total Allocated Warrants</th></tr>
<tr><td>7.1 Mr. Somprasong Boonyachai</td><td>Director and Chairman of the Executive Committee - Wireless Communications</td><td>914,300</td><td>10.16</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Advanced Info Service Public Company Limited</u>
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>7.2 Mrs.Suwimol Kaewkoon</td><td>Chief Customer Champion & Terminal Business Officer</td><td>676,000</td><td>7.51</td></tr>
<tr><td>7.3 Ms. Yingluck Shinawatra</td><td>President - Wireless Communications</td><td>676,000</td><td>7.51</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Advanced Datanetwork Communication Company Limited</u>
No. of meetings 3 times Attending 2 times Not attending 1 times</td></tr>
<tr><td>7.4 Mr. Vikrom Sriprataks</td><td>Chief Technology Officer</td><td>606,400</td><td>6.74</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Digital Phone Company Limited</u>
No. of meetings 4 times Attending 4 times Not attending - times</td></tr>
<tr><td>7.5 Mr.Kittsanan Ngamphathipong</td><td>Executive Vice President - Marketing</td><td>537,000</td><td>5.97</td></tr>
<tr><td>7.6 Mrs. Arpattra Sringkarrinkul</td><td>Executive Vice President - Information System Support</td><td>487,100</td><td>5.41</td></tr>
</table>

<u>Opinion of the Board of Directors and the Remuneration Committee</u>
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment 1-1.

The total amount of warrants to be issued and offered will be 4,400,100 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.6 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Attachment 1-1

Opinion of the Remuneration Committee for ESOP Program

February 17, 2004

To: Board of Directors of Advanced Info Service Public Company Limited

Whereas the Board of Directors Meeting of Advanced Info Service Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paiboon Limpaphayom (Ph.D.) as the Chairman of the Remuneration Committee, Mr. Boonklee Plangsiri and Mr. Arun Churdboonchart as members of the Remuneration Committee to approve the names of directors, employees and advisors of the Company who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5(five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees .

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Advanced Info Service Public Company Limited respectively, totaling 6 (six) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Somprasong Boonyachai	914,300	10.16
2. Ms. Yingluck Shinawatra	676,000	7.51
3. Mrs. Suwimol Kaewkoon	676,000	7.51
4. Mr. Vikrom Sriprataks	606,400	6.74
5. Mr. Kittsanan Ngamphathipong	537,000	5.97
6. Mrs. Arpattra Sringkarrinkul	487,100	5.41

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above six directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company.

Information of Memorandum

Connected Transaction in relation to Advertising Fees and SAP Computer System Service Agreements

Advanced Info Service Public Company Limited ("the Company") would like to inform you about its connected transactions as follows:

1. **The Company and its subsidiary employ SC Matchbox Company Limited as the agency to produce advertisement campaigns through various media as follows:**

Date of Transaction	within the fourth quarter of 2003 and for the year of 2004
Parties Involved	**Employers:** the Company and its subsidiary **Contractor:** SC Matchbox Company Limited (SMB)
Relationship with Listed Company	Shin Corporation Public Company Limited holds 43.00% of the Company and 99.96% of SMB.
General Characteristics of the Transaction	The Company and its subsidiary employ SMB as the agency to produce advertisement campaigns through various media on a freelance basis. This is because SMB is a creative advertising agency with a good understanding of the Company's products and SMB maintains strict confidentiality.
The Total Value of the Consideration	The Company and its subsidiary pay net charges to SMB amounting to Baht 236 million and 750 million for the fourth quarter of 2003 and the year of 2004 respectively. The source of payment is paid from the Company's working capital.
The Basis Used to Determine the Value	SMB' s advertising fees are comparable to other agency companies in the market.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. ▪ The size of transaction is 0.71% and 2.07% of net tangible assets (as of December 31, 2002) for the fourth quarter of 2003 and the year of 2003 respectively. ▪ The size of transaction is 1.75% of net tangible assets (as of December 31, 2003) for the year of 2004. **Board of Directors and the Audit Committees' opinion** are stated that this transaction is reasonableness, reflecting the company's best interest and conducting at arm's length basis. (ref. The Board of Directors' meeting No.2/2004 , held on February 19, 2004)

2. The Company will enter into the computer system service agreements (SAP) with Shinawatra Information Technology Company Limited (SIT) as follows:

Date of Transaction	One year (January 1 - December 31, 2004)
Parties Involved	**Employer:** the Company and its subsidiaries **Contractor:** Shinawatra Information Technology Company Limited (SIT)
Relationship with Listed Company	The Company is 43.00% owned by Shin Corporation Public Company Limited and SIT is 99.99% owned by Shin Corporation Public Company Limited.
General Characteristics of the Transaction	SIT shall provide services of the computer system (SAP) to the Company and its subsidiaries.
The Total Value of the Consideration	Totaling advising and management fees of Baht 42.86 million per year.
The Basis Used to Determine the Value	The fee of charge is based on comparative rates of other contractors, which service the same characteristics of SIT.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 0.10% of net tangible assets as of December 31, 2003.
Board of Directors and the Audit Committees' opinion	Board of Directors and the Audit Committees' opinion are stated that this transaction is reasonableness, reflecting the company's best interest and conducting at arm's length basis. (ref. The Board of Directors' meeting No.2/2004 , held on February 19, 2004)

Summary Translation Letter
To the Stock Exchange of Thailand
February 19, 2004

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 19, 2004

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2004, held on February 19, 2004 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 9,125,091 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 9,125,091, to reserve for the exercise of warrants to be issued to the Company's directors, employees and advisors under ESOP Grant I, II and III.

2. Allotment of new shares

The Board of Directors has resolved to allocate 9,125,091 unissued ordinary shares, at the par value of 1 Baht each, totaling 9,125,091 Baht, to reserve for the exercise of warrants to be issued to the Company's directors, employees and advisors under ESOP Grant I, II and III. The allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Exercise price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors, employees and advisors (ESOP Grant I and II), due to the adjustment as stated in Clause 2.6 (v) of the Prospectus, totaling 125,591 shares divided by					
Grant I	78,260	1:1.00559	47.733	-	-
Grant II	47,331	1:1.00559	43.139	-	-

To reserve for the exercise of the warrant issued to directors, employees and advisors (ESOP Grant III)	8,999,500	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

Note The details of the ESOP are shown in Attachment 1.

The Executive Committee or the person (s) designated by the Board of Directors are authorized to determine other related details and conditions as well as taking necessary and appropriated actions in connection with the issuance of the warrants, including seeking approvals from the competent authorized authorities.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,033,407,709 shares with par value of 1 Baht each, totaling 2,033,407,709 Baht.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The Annual General Meeting of Shareholders for the year 2004 will be held on April 23, 2004, at 10.00 a.m. at the Auditorium, 19th floor, Shinnawatra 1 Tower, No. 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400. The Company will close the share register book from April 5, 2004 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 4/2003 held on August 7, 2003 passed a resolution to approve the interim dividend payment for the first half of year 2003 to shareholders at the rate of two Baht per share.

Upon the resolution, the Company announced to distribute the dividends in excess of 50% of the net profit after income tax. This affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors, employees, and advisors of the Company (ESOP) Grant I & II, as stated in Clause 2.6 (v) of the Prospectus. The ESOP warrant holders shall not be decreased their rights.

The new exercise price and new exercise ratio were been effective on in August, 2003 (the details are shown in table 2.1). The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I & II totaling 125,591 shares.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 19, 2004	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 19, 2004	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 5, 2004	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2004
April 23, 2004	The holding of the Annual General Meeting of Shareholder for the year 2004
within April 2004	Submit the Application for issuance and offer of the warrants to the Office of the Securities and Exchange Commission
within May 2004	The Office of the Securities and Exchange Commission will inform the company about the result of consideration of the application within 45 business days of the date the Securities and Exchange Commission has received the completed documents

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
February 19, 2004

CP-AIS 012/2004

February 19, 2004

Subject: Submission of audited consolidated and company financial statements for the year ended 31 December 2003 and explanation of differences of operating result between 2003 and 2002 is over 20 percent

To: President
The Stock Exchange of Thailand

Enclosure: 1. Audited consolidated and company financial statements for the year ended 31 December 2003 both Thai and English version
2. Management Discussion and Analysis for 2003 both Thai and English version

Advanced Info Service Public Company Limited ("the Company") would like to submit the audited consolidated and company financial statements for the year ended 31 December 2003 including an explanation of differences of operating result between the 2003 and 2002.

The Company and its subsidiaries reported the net profit of Baht 18,529 million, an increase of Baht 7,099 million or 62.1 percent from Baht 11,430 million in 2002, due mainly to;

1. Revenue

- Revenue from services and equipment rental for 2003 recorded Baht 73,750 million, increased by Baht 12,824 million or 21.0 percent when compared with previous year. The result came from a larger customer base and higher average usage of 1-2-Call! and changing in scratch card selling price to channels of distribution.
- Revenue from sales for 2003 recorded Baht 15,742 million, decreased from Baht 19,325 million or 18.5 percent when compared with year 2002. The result was that reduction in sales volume of mobile units and lower average selling price.

2. Cost and Expense

- Concession fee and excise tax for 2003 recorded Baht 17,726 million, increased by Baht 2,471 million or 16.2 percent when compared with year as a result of an increasing in mobile phone service revenues.
- Cost of services and equipment rental for 2003 was Baht 19,532 million, increased by Baht 4,841 million, or 33.4 percent when compared with previous year. This primarily came from the amortization of mobile phone networks increased resulting from the expansion in mobile service network and also cost of maintenance increased.
- Cost of sales in 2003 was Baht 12,341 million, decreased by Baht 2,734 million, or 18.1 percent when compared with year 2002 as a result of decreasing in sale volume of mobile units.
- Selling and administrative expenses for 2003 were Baht 12,320 million, decreased by Baht 1,482 million or 10.7 percent from previous year, because of the main reasons:

1) Marketing expense decreased Baht 335 million was mainly due to and expense in a migration program from analog NMT system to digital GSM system in previous year.

2) A decrease in allowance for doubtful accounts by Baht 1,980 million as a result of the Company and its subsidiaries' effort in strengthening in collection performance.

3) During 2003, the Company and its subsidiaries recorded loss on write off asset under concession of Baht 892 million which related to site preparation and installation costs of network base station that were no longer in operations as a result of network optimization was Baht 598 million and came from technology obsolescent was Baht 294 million.

Overview

Net Profit increased 62% compare to 2002 as a result of the subscriber growth and higher usage

For the year 2003, the Company and its subsidiaries (the Group) had the total of 13,239,200 mobile phone subscribers, comprising of 2,115,400 on GSM Advance and GSM 1800 subscribers and 11,123,800 on 1-2-Call! subscribers. The subscriber base grew 2,576,700 or 24.2% and 530,000 or 4.2% as compare with previous year and previous quarter respectively.

During 4Q03, the Company continued various marketing activities to enhance customer care for GSM Advance and 1-2-Call! subscribers in order to foster customer loyalty. Therefore, the marketing expense substantially increased from previous quarter. As well as, the subsidiary, Digital Phone Company "DPC", had a write-off on asset under concession of Baht 598 million. (See detail in operating results).

The Company recorded net profit of Baht 18,529 million for the year 2003, rose by 62.1% from that of the year 2002. However, net profit for 4Q03 amounted Baht 3,963 million, decreased 18.0% compared to that of 3Q03. This was despite larger mobile phone users, higher average usage and lower bad debt expense.

Operating Results

In 4Q03, the Company had adopted a segment approach to the market by launching price plans on prepaid service: Freedom Free Style. More innovative plans aimed clearly at different customer lifestyle. As a result, prepaid subscribers and usages recorded encouraging growth as compare to previous quarter. However, subscriber market share of the Group by the end of 2003 decreased slightly from 61% last year to 60% due to competition from other operators.

Table 1: Selected financial information

Amount in Million Baht

	4Q03	% Change from 3Q03	% Change from 4Q02	FY03	%Change from FY02
Total Revenue	22,420	3.0%	2.3%	89,492	11.5%
Total Cost	12,208	2.8%	(3.6%)	49,419	10.2%
Gross Margin	10,212	3.2%	10.4%	40,073	13.2%
SG&A	3,778	33.3%	33.1%	12,321	(10.7%)
Net Profit	3,963	(18.0%)	5.2%	18,529	62.1%
Earning per share (Baht)	1.34			6.32	

Total Revenue

Total revenue of the Group increased by 3.0% from Baht 21,766 million in 3Q03 to Baht 22,420 million in 4Q03, or 2.3% compare to 4Q02. For the year 2003, total revenue rose by 11.5% year-on-year to Baht 89,492 million as a result of:

- Revenue from services and equipment rentals

Larger subscriber base and higher usage resulted in mobile service revenue growth

The mobile service revenue has been a majority part of revenue from service and equipment rentals. In 4Q03, mobile service revenue increased mainly due to higher prepaid revenue arising from higher average usage and a larger customer base and changing in scratched card selling price to channels of distribution. Therefore, the Company recorded mobile service revenue of Baht 19,401 million, a 7.1% rise from 3Q03.

When compare to 4Q02 and year 2002, revenue from mobile service increased 13.7% and 21.0% respectively, as a result of higher revenue from expansion of prepaid subscribers.

In addition to strong new subscriber growth and improved churn, ARPU (Average Revenue Per User) has shown a rising trend to Baht 1,187 and Baht 341 for postpaid and prepaid system in 2003 respectively. The improvement was principally due to implementation of effective retention programs to valuable customers on postpaid service and introduction of segmented price plans for prepaid service.

- Revenue from sales

Decreased revenue from sales were due to lower sales volume

Handsets and accessories sales were major components in revenue from sales. In 4Q03, revenue from sales decreased by Baht 626 million or 17.2% from Baht 3,645 million in 3Q03 to Baht 3,019 million and down by Baht 1,819 million compare to 4Q02.

For the year 2003, revenue from sales was Baht 15,472 million, decreased by Baht 3,584 million or 18.5% from last year. The fall was mainly owing to a drop in the number of handset sales and lower average selling price per unit.

Total Cost

Total cost was Baht 12,208 million in 4Q03, increased by 2.8% from 3Q03 but decreased by 3.6% from 4Q02. For the year 2003, total cost increased 10.2% to Baht 49,419 million as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals increased due to higher amortization

Cost of services and equipment rentals was Baht 5,149 million in 4Q03, rose by 10.8% or Baht 501 million from 3Q03. When compared to 4Q02 increased by Baht 982 million or 23.6%. The increment was principally due to higher network amortization resulting from mobile service network expansion.

For the year 2003, the cost of services and equipment rentals was Baht 19,352 million, an increase of Baht 4,840 million or 33.4% from last year's level as a result of:

1. The amortization increased by Baht 3,519 million according to expansion of network investment and changing useful life of Intelligence Network (IN) from 5 years to 3 years.
2. Cost of maintenance increased by Baht 829 million partly owing to expansion of mobile phone network and network spare parts write-off of Baht 545 million due to technology obsolescent.

- Concession fee and excise tax

Concession fee and excise tax was Bath 4,606 million in 4Q03, increased by 6.2% and 11.5% from 3Q03 and 4Q02 respectively. For the year 2003, it rose by 16.2% from last year. The increase in concession fee and excise tax was in-line with the rise in revenue from mobile services.

- Cost of Sales

Cost of sales fell 15.2% from Baht 2,890 million in previous quarter to Baht 2,452 million in this quarter and a significantly decrease of 43.7% compare to 4Q02. For the year 2003, the cost of sales also dropped 18.1% from year 2002 as a result of a decrease in number of handset sold.

The Group earned a gross profit of 18.8% from sales in 4Q03 which decreased from 20.7% in 3Q03. The decline in gross profit margin primarily reflected changes in sale mix within each of handset model and a decrease in SIM card's selling price. The gross profit on sales was 9.9% in 4Q02 and 21.6% for year 2003, compared to 22.0% in year 2002.

Selling and Administrative expenses

Network equipment write-off and higher marketing expense pushed up SG&A

Total selling and administrative expenses (SG&A) were Baht 3,778 million or jumped quarter-on-quarter by 33.3% and year-on-year by 33.1%. For the year 2003, SG&A decreased by Baht 1,482 million or down 10.7% from the year before. The change of SG&A was principally because:

1. Marketing expense increased Baht 357 million from that of 3Q03 and Baht 367 million compared to that of 4Q02. The increase primarily due to various activities to enhance satisfactions of customers and channels of distribution. For the year 2003, the expense decreased Baht 335 million compared to that of year 2002. The decrease was mainly due to an expense in a migration program from analog NMT system to digital GSM system in year 2002.
2. Bad debt expense fell by Baht 135 million from 3Q03's level and Baht 343 million from 4Q02's level. For the year 2003, the expense also fell by Baht 1,980 million from the expense in the year 2002. The decrease was mainly due to the Group's efforts in strengthening collection performance.
3. The Group wrote off Baht 598 million worth of mobile phone network equipment in a subsidiary "DPC" in 4Q03. The write-off was related to site preparation and installation costs of network base station that were no-longer in operations as a result of network optimization.
4. The Group wrote off Baht 294 million worth of mobile phone network equipment in the first quarter of this year as a result of technology obsolescent.

Income Tax

Tax shield from loss carry forward in a subsidiary was fully utilized in this year.

In 4Q03, corporate income tax was Baht 2,142 million, increased by 19.5% from the amount in 3Q03 but decreased by 1.2% from 4Q02's. The rise in tax was because accrued tax for the first nine months was not enough to smooth out tax shield from loss carried forward in a subsidiary evenly throughout four quarters. For the year 2003, this corporate income tax went down from Baht 7,816 million in previous year to Baht 7,529 million as a result of:

1. One of subsidiaries began to have corporate income tax resulted from tax shield from loss carry forward was fully utilized in this year.
2. During the year 2003, income tax was adjusted by Baht 251 million for year 2002 due to a change in tax calculation for scratch card sales from usage to unit sold.
3. During the year 2002, the Company gained tax benefit of Baht 434 million from selling the investment in Advanced Paging Co., Ltd. to third party.

Net Profit

Due to factors mentioned above, net profit in 4Q03 dropped by Baht 872 million or 18.0% from 3Q03. However, from 4Q02's level, net profit increased by Baht 196 million or 5.2%. Net profit for the year 2003 rose strongly by Baht 7,099 million or 62.1% from that of last year.

Financial Position

1. Assets

Total Assets slightly decreased by 0.9% from YE2002

At the end of this year total assets were Baht 124,949 million which decreased slightly by Baht 1,136 million or 0.9% from the previous year. Most of asset components decreased except plant, property and equipment that the Company had more investment in Prepaid Billing System IN (Intelligence Network).

Table 2: Major assets component

	31 December 2003		31 December 2002	
	Million Baht	% of Total Assets	Million Baht	%of Total Assets
Current Assets	17,896	14.3%	18,382	14.6%
Plant, Property and equipment, net	12,120	9.7%	9,748	7.7%
Assets under concession agreements, net	78,549	62.9%	79,795	63.3%
Other non current assets	16,384	13.1%	18,161	14.4%

2. Liabilities

Total liabilities decreased by 9,521 MB due to repayment of LT-borrowings on schedule

Total liabilities were Baht 65,323 million at the end of year 2003, decreased by Baht 9,521 million or 12.7% from year 2002. This was mainly owing to the Group made repayment of long term debentures and borrowings on schedule.

Table 3: Major liabilities component

	31 December 2003		31 December 2002	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	15,913	24.4%	16,087	21.5%
Concession right payable, accrued concession fee and excise tax[1]	6,810	10.4%	7,006	9.4%
Long-term borrowings and debentures, net[2]	42,585	65.2%	51,734	69.1%
Other non-current liabilities	15	0.0%	17	0.0%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

Concession right payable, accrued concession fee and excise tax

At the year ended 2003, the total of Baht 6,810 million was primarily due to the followings:

1. The current portion within 1 year was Baht 5,585 million higher than previous year by Baht 1,111 million or 24.8% .
2. The portion over 1 year was Baht 1,225 million lower than year 2002 by Baht 1,307 million.

Long-term borrowings and debentures, net

During the year, the Group made total repayments of Baht 13,164 million, comprising of long-term debentures of Baht 7,050 million (included Baht 50 million from buy back of debentures) and borrowings of Baht 6,114 million. One subsidiary made a new long-term borrowing of Baht 3,943 million as a resulted from loan repackaging. As at the end of 2003, total long-term debentures and borrowings were Baht 42,585 million of which Baht 12,079 million was current portion within 1 year and Baht 30,506 million was portion over 1 year.

3. Shareholders' Equities

AIS paid Bt10,410m dividend so far in the year 2003.

At the year end of 2003, the Group had total equity of Baht 59,626 million, grew strongly by Baht 8,385 million as a result of:

1. The retained earnings increased by Baht 18,529 million from net profit.
2. The Company repurchased 0.38 million shares at the average price of Baht 33.08 per share. As the end of this year, the Company repurchased totaling 2.54 million shares at the average price of Baht 32.73 per share.
3. For the year 2003, the Company had additional issued and fully paid up share for exercise ESOP totaling Baht 169 million. By 3.5 million of number of shares and advance receipt for share subscription of Baht 26 million.
4. The Company had paid dividend to shareholders totaling Baht 10,410 million of which Baht 4,541 million was paid on May 23, 2003 at Baht 1.55 per share and Baht 5,869 million was paid on Sept 4, 2003 at Baht 2 per share.

4. Liquidity

The Group's operating cash flow remains strong, during the year 2003, the Group recorded positive cash flow of Baht 40,437 million. The additional in the net cash flow from operating activities primarily resulted from the increase in operating revenues. The Group's net cash payment from financing activities of Baht 19,419 million was mainly due to repayments of long term debentures and borrowings and dividend payments. Net cash payment from investing activities of Baht 16,425 million which decreased from Baht 20,321 million in the last year caused by higher investment in asset under concessions in prior year. Thus, cash and cash equivalent of the Group increased by Baht 4,568 million.

Summary Translation Letter
To the Stock Exchange of Thailand
February 19, 2004

- Translation -

Ref: FN020/04

February 19, 2004

Subject : Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A and AIS07OA, the Company is required to maintain its debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. Additionally, in case that the Company pays dividend to its shareholders, the dividend payout ratio will not be more than 70% of its net profit of each year.

As at 31 December, 2003 the Company is in compliance with the financial conditions set forth in the Terms and Conditions of the above debentures as follows:

Debentures	Debt to Equity ratio		Dividend Payout Ratio*	
	Conditions	Compliance	Conditions	Compliance
AIS063A	≤ 2:1	0.95	≤ 70%	31.67%
AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A, AIS07OA	≤ 2:1	0.84	≤ 70%	31.67%

*The debentureholders' meeting on July 2, 2003 resolved that the Company could pay dividend to its shareholders at more than 40% but not more than 70% of the net profit of the year. On September 4, 2003 the Company paid an interim dividend from its half-year operation to its shareholders at the rate of Bath 2.00 per share. The Company completely pursued the conditions of dividend payment as approved by the debentureholders' meeting.

AIS

February 20, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 013/2004 and AA 014/2004**

  Subject: Notification of the Book Closing for Interest Payment of 4 Debentures of the Company (AIS063A, AIS073A, AIS093A and AIS093B)

  Date: February 20, 2004

  Subject: Request for Halt Sign

  Date: February 19, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

AIS

February 20, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 013/2004 and AA 014/2004**

  Subject: Notification of the Book Closing for Interest Payment of 4 Debentures of the Company (AIS063A, AIS073A, AIS093A and AIS093B)

  Date: February 20, 2004

  Subject: Request for Halt Sign

  Date: February 19, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

RECEIPT COPY

Received by:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2004

CP- AIS 013/2004

February 20, 2004

Re: Notification of the Book Closing for Interest Payment of 4 Debentures of the Company (AIS063A, AIS073A, AIS093A and AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 04/0279, 04/0281, 04/0283, and 04/0285 of DBS THAI DANU BANK on February 20, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of four (4) debentures of the Company such as AIS063A, AIS073A, AIS093A and AIS093B, the details are shown in the referenced letter.

Referenced Letter

IVS 04/0285

February 20, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS063A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2001, DUE 2006 would like to announce that the registered book of AIS063A will be closed from 12.00 on March 9, 2004 for the right to receive the interest. AIS063A will be paid the interest on March 23, 2004 with interest rate 5.30 % from the period of September 23, 2003 to March 22, 2004 for 182 days.

Referenced Letter

IVS 04/0283

February 20, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS073A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002, DUE 2007 would like to announce that the registered book of AIS073A will be closed from 12.00 on March 8, 2004 for the right to receive the interest. AIS073A will be paid the interest on March 22, 2004 with interest rate 5.25 % from the period of December 21, 2003 to March 20, 2004 for 91 days.

Referenced Letter

IVS 04/0279

February 20, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 would like to announce that the registered book of AIS093A will be closed from 12.00 on March 8, 2004 for the right to receive the interest. AIS093A will be paid the interest on March 22, 2004 with interest rate 6.25 % from the period of September 21, 2003 to March 20, 2004 for 182 days.

Referenced Letter

IVS 04/0281

February 20, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093B

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the registered book of AIS093B will be closed from 12.00 on March 8, 2004 for the right to receive the interest. AIS093B will be paid the interest on March 22, 2004 with interest rate 3.1625 % from the period of September 21, 2003 to March 20, 2004 for 182 days.

Summary Translation Letter
To the Stock Exchange of Thailand
February 19, 2004

Ref AA 014/2547

19 February 2004

Re Request for Halt Sign

To The President
The Stock Exchange of Thailand

Reference is made to news regarding the operating result of Advance Info Service PLC for the year 2003.

To avoid the unusual trading of ADVANC, we would like to request for a halt sign on the stock. The company will submit the financial statement for the year ended 2003 after 17.00 p.m. of 19 February 2004.